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SEC FILE NUMBER
8-71177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/11/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: High Hill Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1041 Ruth's Way
(No. and Street)

Greensboro	GA	30642
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Vincent	(404) 272-2325	matt.vincent@highhillsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company
(Name – if individual, state last, first, and middle name)

505 North Mur-len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Vincent, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of High Hill Securities, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HIGH HILL SECURITIES, LLC

(A wholly owned subsidiary of HIGH HILL Investment Management, LLC)

(SEC I.D. No. 8-71177)

Report Pursuant to Rule 17a-5 of
The Securities and Exchange Commission

Financial Statements and Supplemental Schedules
(Including Report of Independent Registered Public Accounting Firm)

For the Period June 11, 2025 (inception) to December 31, 2025

These financial statements and schedule(s) should be deemed confidential pursuant to Subparagraph (e)(3) of SEC Rule 17a-5.

Table of Contents

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of High Hill Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of High Hill Securities, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the period June 11, 2025 (Date of Inception) to December 31, 2025, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of High Hill Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the period June 11, 2025 (Date of Inception) to December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of High Hill Securities, LLC's management. Our responsibility is to express an opinion on High Hill Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to High Hill Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of High Hill Securities, LLC's financial statements. The supplemental information is the responsibility of High Hill Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as High Hill Securities, LLC's auditor since 2025.

Olathe, Kansas
March 31, 2026

HIGH HILL SECURITIES, LLC
Statement of Financial Condition
December 31, 2025

ASSETS		
Cash	$	422,505
Prepaid deposits and expenses		832
TOTAL ASSETS	$	423,337
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Due to related parties		325
Accounts payable		2,539
Accrued expenses and other liabilities		17,803
TOTAL LIABILITIES	$	20,667
Commitments and contingencies		-
MEMBER'S EQUITY		402,670
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	423,337

The accompanying notes are an integral part of these financial statements.

4

HIGH HILL SECURITIES, LLC
Statement of Operations
For the Period June 11, 2025 (inception) to December 31, 2025

EXPENSES	
Legal and professional fees	39,367
Occupancy and equipment	4,422
Communications, data, and technology	9,903
Regulatory fees	1,523
Other expenses	1,564
Total expenses	56,779
NET LOSS	$ (56,779)

HIGH HILL SECURITIES, LLC
Statement of Changes in Member's Equity
For the Period June 11, 2025 (inception) to December 31, 2025

BALANCE AT JUNE 11, 2025	$	389,449
Capital contributions		70,000
Net loss		(56,779)
BALANCE AT DECEMBER 31, 2025	$	402,670

HIGH HILL SECURITIES, LLC
Statement of Cash Flows
For the Period June 11, 2025 (inception) to December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(56,779)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
(Increase) Decrease in Operating Assets:		
Prepaid deposits and expenses		(198)
Increase (Decrease) in Operating Liabilities:		
Due to member		(14,000)
Due to related party		325
Accounts payable		2,539
Accrued expenses and other liabilities		15,618
Net cash used in operating activities		(52,495)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		70,000
Net cash provided by financing activities		70,000
NET INCREASE IN CASH		17,505
CASH AT BEGINNING OF PERIOD		405,000
CASH BALANCE AT END OF PERIOD	$	422,505
SUPPLEMENTAL CASH FLOWS DISCLOSURES		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

The accompanying notes are an integral part of these financial statements.

HIGH HILL SECURITIES, LLC
Notes to the Financial Statements
For the Period June 11, 2025 (inception) to December 31, 2025

1. **Organization and Nature of Business**

   High Hill Securities, LLC (the "Company") is a Delaware limited liability company and became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") in June 2025. The Company is a wholly owned subsidiary of High Hill Investment Management, LLC (the "Parent"). The Company operates as a securities broker-dealer, primarily engaged in the brokerage of U.S. government securities, solicitation of time deposits at financial institutions, and execution of repurchase and reverse repurchase transactions. All of these activities are conducted within a single line of business.

   As a newly established broker-dealer, the Company is still in the process of setting up the systems and agreements necessary to conduct business. The Company plans to operate as an introducing broker, executing and clearing securities transactions and providing custody of client assets primarily through a clearing broker-dealer. The Company does not plan to directly clear customer accounts or assume custodial responsibilities for customer securities.

   Liquidity Matters

   The Company has incurred operating losses and has funded its operations through capital contributions from its Parent. As a newly established broker-dealer, the Company is in the early stages of building its platform and expects to begin generating revenue in the coming year. Management believes that the Company's current cash balance of $422,505, together with projected revenue, will be sufficient to fund the Company's operating plan for at least 12 months following the issuance of these financial statements. In addition, the Parent has indicated its intent to provide additional capital contributions as needed for the foreseeable future, which management believes will enable the Company to continue its operations until it achieves sustainable revenue generation.

2. **Significant Accounting and Reporting Policies**

   Basis of Presentation

   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ materially from these estimates.

   Use of Estimates

   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

HIGH HILL SECURITIES, LLC
Notes to the Financial Statements
For the Period June 11, 2025 (inception) to December 31, 2025

2. **Significant Accounting and Reporting Policies, continued**

Cash and Cash Equivalents

The Company maintains its cash in a single bank deposit account which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2025, the Company had no cash equivalents.

Leases

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2025 financial statements.

Fair Value Measurement

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments**.**

Current Expected Credit Losses

The Company follows ASC Topic 326, *Financial Instruments – Credit Losses*, which requires the application of a current expected credit loss ("CECL") methodology to certain financial assets measured at amortized cost. Under the CECL model, expected credit losses are estimated over the contractual life of the financial asset and recorded upon initial recognition or purchase. In certain circumstances, the Company may conclude that expected credit losses are not anticipated, such as when supported by collateral arrangements or the credit quality of the borrower or issuer.

The Company's financial assets consist primarily of cash and cash equivalents. Based on the nature and historical performance of these financial assets, and given that the Company had no business activity during the period, management considers credit risk to be minimal. Accordingly, no allowance for credit losses has been recorded as of December 31, 2025.

Income Taxes

The Company is a limited liability company that is treated as a disregarded entity for income tax purposes with all income or loss flowing through to its Parent. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

HIGH HILL SECURITIES, LLC
Notes to the Financial Statements
For the Period June 11, 2025 (inception) to December 31, 2025

2. **Significant Accounting and Reporting Policies, continued**

The Company follows FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes*. Under ASC 740-10, the Company evaluates each of its tax positions to determine if it is "more likely than not" to be sustained upon examination by the applicable taxing authority. Tax positions not meeting this threshold would be recorded as a tax expense and liability in the current period.

Management has concluded that there are no tax obligations arising from uncertain income tax positions for the year ended December 31, 2025. Tax returns for the years ended December 31, 2023, and thereafter remain open and are subject to examination by taxing authorities. No income tax returns are currently under examination.

Revenue Recognition

The Company has adopted ASU 2014-09, *Revenue from Contracts with Customers*, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Repurchase and Reverse Repurchase Revenue

The Company is authorized to enter into repurchase and reverse repurchase agreements and may do so as its business develops. No such arrangements were entered into during the period, and accordingly no related revenue or expense was recorded.

Segment Reporting

The FASB issued ASU 2023-07 *Segment Reporting – Topic 280*, which enhances segment reporting requirements for public entities, including broker-dealers, to improve financial disclosure transparency for investors and stakeholders. The update is effective for fiscal years beginning after December 15, 2024. After reviewing the ASU 2023-07 disclosure requirements, Company management determined that the Company operates with a single reportable segment. For further discussion, see Note 7 to the financial statements.

3. **Prepaid Deposits and Expenses**

Prepaid deposits and expenses denote upfront payments made for future goods, services, or rights. The Company employs a systematic methodology to recognize and distribute these expenses over the periods during which the associated benefits are realized. As of December 31, 2025, the aggregate amount of the Company's prepaid deposits and expenses is $832, as disclosed in the Statement of Financial Condition.

HIGH HILL SECURITIES, LLC
Notes to the Financial Statements
For the Period June 11, 2025 (inception) to December 31, 2025

4. Occupancy

The Company uses office space provided by the Parent, which pays all costs associated with the space on the Company's behalf. The Company recognizes the related expense and reimburses the Parent in accordance with the arrangement (see Note 5). During the period, the Company recorded $1,000 of occupancy expense under this agreement.

5. Related Parties

The Company participates in a month-to-month expense sharing arrangement with its Parent, under which it receives a monthly allocation of expenses, including a provision for rent, incurred by the Parent on its behalf. Total expenses recognized during the period were $2,167. As of December 31, 2025, $325 was payable to the Parent. Either party may terminate the agreement at any time.

6. Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. As the Company is still within its first year of operations, the ratio of aggregate indebtedness to net capital cannot exceed 800%. After the first year, this ratio increases to 1,500%. The Rule also prohibits the Company from engaging in securities transactions if its net capital falls below $250,000, and restricts the withdrawal of equity capital or the payment of cash dividends if the aggregate indebtedness exceeds 1,000% of net capital.

At December 31, 2025, the Company had net capital of $401,838 which was $151,838 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 5.14%.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of the Rule.

7. Segment Reporting

The Company operates as a securities broker-dealer in a single line of business, offering services including private placements of securities, investment banking, and commission sharing. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. As the Company is still new in existence, it did not generate any revenue during 2025.

HIGH HILL SECURITIES, LLC
Notes to the Financial Statements
For the Period June 11, 2025 (inception) to December 31, 2025

8. **Commitments and Contingencies**

Operating as a broker-dealer, the Company is exposed to potential litigation, claims, and regulatory examinations. Following a comprehensive evaluation of potential exposures, management holds the opinion that, as of December 31, 2025, there are no outstanding matters anticipated to have a material adverse effect on the Company's financial position.

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its partners if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2025 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 5), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at or during the year ended December 31, 2025.

9. **Subordinated Liabilities**

As of December 31, 2025, the Company did not have any liabilities subordinate to the claims of general creditors at the start, end, or throughout the period.

10. **Restrictions on Contributed Capital**

During the period ending December 31, 2025, the Company received capital contributions from its Parent totaling $70,000. Contributions made prior to FINRA and SEC approval of the Company are restricted from withdrawal until one year from the date of effective date of FINRA/SEC approval. Contributions made after effective date of FINRA/SEC approval are restricted from withdrawal for one year from the date of infusion. In both instances, withdrawals may only occur if prior written authorization is obtained from FINRA.

11. **Risks and Uncertainties**

The Company maintains its cash balances at a financial institution insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. Cash balances in excess of the FDIC-insured limit are subject to credit risk. As of December 31, 2025, the Company had cash balances that exceeded the FDIC-insured limit; however, management does not believe that this exposure represents a significant credit risk based on the credit quality of the financial institution.

Once business operations begin, the Company will be exposed to various risks inherent in the securities industry, including liquidity risk, market risk, collateral risk, and counterparty risk. The Company intends to implement internal controls and risk management procedures to monitor and mitigate these risks, including regular review of exposure limits, collateral requirements, and counterparty creditworthiness. The Company's future results could be materially affected by these factors.

12. **Subsequent Events**

Management has evaluated all events or transactions that occurred subsequent to December 31, 2025, through the date the financial statements were available to be issued and has determined that there were no material recognizable subsequent events that required recording or disclosures in these financial statements.

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

For the Period June 11, 2025 (inception) to December 31, 2025

HIGH HILL SECURITIES, LLC

**Schedule 1 - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
For the Period June 11, 2025 (inception) to December 31, 2025**

Computation of Net Capital

Total Member's Equity	$	402,670
Non-Allowable Assets		(832)
Haircuts on Securities Positions		
Securities Haircuts		-
Undue Concentration Charges		-
Net Allowable Capital	$	401,838

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	2,583
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer		250,000
Greater of the aggregate-indebtedness requirement and the minimum dollar net capital requirement		-
		250,000
Excess Net Capital	$	401,838

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	20,667
Percentage of Aggregate Indebtedness to Net Capital		5.14%

Computation of Reconciliation of Net Capital

There were no material differences reported as Net Capital in the audited computation of Net Capital as of December 31, 2025 and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report and required under Rule 15c3-1 and filed on January 27, 2026.

HIGH HILL SECURITIES, LLC

Schedule II - Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

For the Period June 11, 2025 (inception) to December 31, 2025

A computation for determination under SEA Rule 15c3-3 is not required, as the Company does not have possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's operating exemption and/or no exemption, as applicable, pursuant to (k)(2)(ii).

HIGH HILL SECURITIES, LLC

Schedule III - Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

For the Period June 11, 2025 (inception) to December 31, 2025

The Company does not have possession or control of a customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's operating exemption and/or no exemption, as applicable, pursuant to (k)(2)(ii).

HIGH HILL SECURITIES, LLC

<u>Supplementary Customer Protection Exemption Report</u>

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

For the Period June 11, 2025 (inception) to December 31, 2025

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of High Hill Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) High Hill Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which High Hill Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provision) and (2) High Hill Securities, LLC stated that High Hill Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. High Hill Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about High Hill Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

David Lundgren & Co

Olathe, Kansas
March 31, 2026



Exemption Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
For the Period ended December 31, 2025

High Hill Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

High Hill Securities, LLC

I, Matthew Vincent, affirm that, to the best of my knowledge and belief, this Exemption Report is accurate and complete.

_____

Matthew Vincent |CEO
March 31, 2026